SIR-0001

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
SELECT INCOME REIT FOR CERTAIN PORTIONS OF THE RESPONSE TO
THE COMMISSION COMMENT REPRODUCED BELOW.

May 8, 2013

VIA EDGAR

Ms. Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Select Income REIT (the “Company”)

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013 (the “Filing”)

File No. 1-35442

Dear Ms. Monick:

The purpose of this letter is to respond to your letter to the Company dated May 7, 2013, which was a follow-up to your prior letter to the Company dated April 15, 2013, to which the Company responded in its letter dated April 19, 2013. For your convenience, the additional staff comment from your May 7, 2013 letter appears below in italicized text and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 60

Related Person Transactions, page 64

1.                                      We note your response to prior comment 4. Please provide quantitative information utilized by your Independent Trustees in evaluating that the agreements with RMR, CWH, and AIC are on commercially reasonable terms.

A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the New York Stock Exchange.  No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

Ms. Jennifer Monick	SIR-0002
May 8, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY SELECT INCOME REIT

Company Response:  The Company refers to its response to prior comment 4 (the “Prior Response”) and provides the following additional information to the staff of the Commission:

RMR

In connection with the December 2012 review of the terms of the Company’s business management agreement with RMR performed by a committee of the Board which is comprised exclusively of Independent Trustees, one of the items considered and discussed by the Independent Trustees was the analysis of general and administrative expense referred to in the Prior Response.  As noted in the Prior Response, the Company’s expense associated with the business management agreement is included as a part of its general and administrative expense.

That analysis considered the following data for a peer group of five publicly traded real estate investment trusts1 that the committee considered to have portfolios comparable to the Company’s:  average total assets (adding back cumulative depreciation), total revenue and general and administrative expense (“G&A Costs”), in each case for the twelve month period ended September 30, 2012.  That data was derived from information published by SNL Financial and from the peer group companies’ filings with the SEC.  From that data, the analysis computed the G&A Costs for each company as a percentage of such average total assets and of such total revenue.

A similar computation was done for the Company’s G&A Costs in relation to its average total assets and its total revenue for that period.  Since the Company had not been a separate public company for the entire 12-month period, its actual G&A Costs for the period from the date of its initial public offering through the end of the period were annualized for that purpose.

The analysis then computed the median, mean, median (calculated excluding high and low values) and mean (calculated excluding high and low values) G&A Cost percentages (the “Computed Percentages”) for the peer group.

In relation to average total assets, the four Computed Percentages ranged from a high of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % (which was the mean of the group) to a low of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % (which was the mean of the group (calculated excluding high and low values)).  The Company’s G&A Cost percentage was 0.75%, which was below any of these four Computed Percentages.  It was also lower than 4 of the 5 peer group members’ individual

1   [The Company has requested confidential treatment for the following information pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.]

Ms. Jennifer Monick	SIR-0003
May 8, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY SELECT INCOME REIT

percentages, which ranged from a low value of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % to a high of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.]%.

In relation to total revenue, the four Computed Percentages ranged from a high of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % (which was the mean of the group) to a low of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % (which was the mean of the group (calculated excluding high and low values)).  The Company’s G&A Cost percentage was 7.35%, which was below any of these four Computed Percentages.  It was also lower than 4 of the 5 peer group members’ individual percentages, which ranged from a low value of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % to a high of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] %.

As noted in the Prior Response, a similar type of analysis was performed by the committee regarding the property management agreement.  In this case, the Independent Trustees considered, among other things, (1) the most recent available results of a survey of industrial properties conducted by the National Association of Industrial and Office Properties (NAIOP), and (2) market data published in the 2012 Experience Exchange Report published by the Building Owners and Managers Association (BOMA).

The NAIOP data showed that the nationwide market average for industrial property management fees were [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] per square foot, while the Company’s average was $0.12 per square foot for its industrial properties (excluding its Hawaiian land leases, which are not comparable to the NAIOP data).  The mean and median management fee percentage for the NAIOP surveyed properties was [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % of rental income, compared to the Company’s 3.0%.

In the case of office properties, the BOMA data for gross leased office properties showed a nationwide market average for management fees of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s

Ms. Jennifer Monick	SIR-0004
May 8, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY SELECT INCOME REIT

rules under the Freedom of Information Act.] per square foot, compared to the Company’s average of $0.31 per square foot for its office properties, and a nationwide market average for payroll costs of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] per square foot, compared to the Company’s average of $0.14 per square foot for its office properties.  However, it was noted to the Independent Trustees that the Company’s net leased office properties are not comparable in various respects and would be expected to be lower.  Accordingly, the Company believes that the Independent Trustees placed greater weight on the [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % average management fees (as a percentage of rental income), reported in the BOMA data, which is [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] the Company’s average management fees (as a percentage of rental income).

In addition to the NAIOP and BOMA data, the Independent Trustees also received a report prepared by RMR, which periodically surveys fees by making inquiries of industry sources, including [The Company has requested confidential treatment for the following information pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act].  That report showed that, compared to the Company’s 3.0% property management fee, average surveyed property management fees were [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % for suburban office, [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.]  % for industrial and [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % for net leased properties.  The survey found that construction management fees averaged just under [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] %, ranging from [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.] % to %, compared to the Company’s fee of 5.0%.

CWH

As noted in the Prior Response, the Company’s agreement with CWH consists of a transaction agreement that governs the Company’s separation from CWH. The transaction agreement provides, among other things for the allocation of certain assets and liabilities relating to the properties which CWH initially transferred to the Company, for certain allocations of rights and obligations under leases covering multiple properties, some of which are owned by the Company

Ms. Jennifer Monick	SIR-0005
May 8, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY SELECT INCOME REIT

and others of which are owned by CWH, for mutual cooperation in the enforcement of share ownership restrictions as may be appropriate to each of the Company and CWH to qualify for and maintain REIT tax status and otherwise to promote orderly governance and for cooperation with respect to the filing of certain tax returns.

The transaction agreement was entered into by CWH and the Company when the Company was a wholly owned subsidiary of CWH and disclosure of its terms was included in the Company’s prospectus in connection with its initial public offering and a copy of the agreement was filed as an exhibit to the related registration statement.  No changes to the terms have been made since that time.  The reasonableness of the transaction agreement is not readily determinable on a quantitative basis and, as stated in the Prior Response, it was based on the experience of the Company’s officers and the advice of financial and legal advisors who were participating in the Company’s initial public offering process, that the allocation provisions contained in the transaction agreement are typical for unaffiliated party real estate transactions, and that the other intercompany rights and obligations in the transaction agreement are reciprocal, so that both the Company and CWH have substantially the same benefits and burdens, and on the Company’s expectation that the other intercompany rights and obligations will promote the Company’s orderly governance, its continuing compliance with tax requirements for qualification as a REIT and its tax reporting.

AIC

As noted in the Prior Response, the Company is a 12.5% shareholder of AIC. The other shareholders are RMR and six other companies to which RMR provides management services. All of the Company’s Trustees, all of the trustees and directors of the other publicly held AIC shareholders currently serve on the board of directors of AIC. For the current one-year insurance term, the Company and the other shareholders of AIC have purchased property insurance providing $500 million of aggregate coverage pursuant to an insurance program arranged by AIC and with respect to which AIC is a reinsurer of certain coverage amounts.

The Company’s investment in AIC was approved by its Independent Trustees and by its full Board, in accordance with the Company’s Governance Guidelines.  The Company’s investment price was set [The Company has requested confidential treatment for the following information pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.], which the Independent Trustees and the Board considered at the time of the investment.

AIC’s insurance program, which is approved by its board of directors (which as noted above includes all of the Company’s trustees), was assembled through [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.]  By pooling its properties with the pool of properties owned by AIC’s other shareholders, the Company believes it is able to take advantage of better property insurance pricing because of its participation in a large pool with

Ms. Jennifer Monick	SIR-0006
May 8, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY SELECT INCOME REIT

more diverse risks than is indicative of the Company’s own properties on a stand alone basis.  In addition, because insurers view participation in a large pool like the AIC portfolio desirable, AIC’s insurance brokers are able to secure competitive pricing bids for different levels and layers of participation than would be expected for the Company alone.

As noted in the Prior Response, the Trustees and Independent Trustees, acting separately, considered and discussed a proposed allocation of the total premium among the program participants, including the Company, performed by a firm of independent insurance brokers, [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.], and accepted that allocation as to the Company as being fair and reasonable to the Company.  The Company understands that the firm allocated the insurance cost using customary methods employed in the insurance industry and using multiple factors, including [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.].  Accordingly, the Company believes that the Independent Trustees relied on a third party which used quantitative data to allocate costs and made a qualitative judgment about that third party and its methods.

***********************************************************************

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comment and welcomes the opportunity to discuss with you the response provided above. Please call me at (617) 796-8303 if you have any questions or require additional information.

Sincerely,

Select Income REIT

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer